The Honourable Rod Gantefoer
Minister of Finance

SASKATCHEWAN BUDGET UPDATE

08-09

READY FOR GROWTH

1ST QUARTER
FINANCIAL REPORT

1st Quarter Financial Report
Government of Saskatchewan
Ministry of Finance
July 31, 2008

1st Quarter Financial Report
General Revenue Fund Update

INTRODUCTION

The first quarter revenue update primarily reflects adjustments arising from non-renewable resource revenue being significantly higher than anticipated at budget.

The increase in revenue is $3.1 billion, of which $2.6 billion relates to higher forecasts for oil and potash prices as well as Crown land sales. Federal funding from the Carbon Capture and Storage Demonstration Trust accounts for $240 million of the increase from budget.

Income tax revenue is generally updated at the second and third quarter reports, coinciding with data received primarily from the federal government related to tax return assessments processed to that point in the year.

The first quarter expense update primarily reflects the flow-through of the $240 million in federal Carbon Capture funding to CIC, and $70 million provided to regional health authorities for the recent contract settlement with nurses.

As required by The Growth and Financial Security Act, one-half of the $3.0 billion pre-transfer surplus is forecast to be transferred to the Growth and Financial Security Fund, leaving $1.5 billion remaining as a General Revenue Fund surplus.

The improved financial position of the GRF is being reflected by a reduction in the government total debt forecast. The $250 million debt reduction commitment in the 2008-09 budget has been met, and is forecast to increase by the application of the 2007-08 surplus of $641 million and the $1,259.6 million first quarter improvement in the GRF surplus.

As a result, government total debt is now forecast to decrease by $2.2 billion relative to the 2007-08 debt level.

1st Quarter Financial Report/ GRF Update   1

FINANCIAL OVERVIEW

At the first quarter of 2008-09, the General Revenue Fund (GRF) pre-transfer surplus is forecast to be $3.0 billion, an increase of $2.8 billion from budget. As required by The Growth and Financial Security Act, 50 per cent of the pre-transfer surplus is forecast to be transferred to the Growth and Financial Security Fund (GFSF), leaving a forecast GRF surplus of $1.5 billion.

Total revenue is forecast to be $12.5 billion, an increase of $3.1 billion from budget.

Operating expense is forecast to be $8.9 billion, an increase of $352.4 million from budget.

Debt servicing costs are forecast to be $510.0 million, a decrease of $25.0 million from budget.

2008-09 GRF Financial Summary
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(millions of dollars)
Revenue	$9,366.5	$12,463.4	$3,096.9
Operating Expense*	8,581.9	8,934.3	352.4
Operating Surplus	784.6	3,529.1	2,744.5
Debt Servicing	535.0	510.0	(25.0)
Pre-transfer Surplus	249.6	3,019.1	2,769.5
Transfer to GFSF	(124.8)	(1,509.6)	(1,384.8)
Transfer from GFSF	125.2	--	(125.2)
GRF Budget Balance	$250.0	$1,509.6	$1,259.6
* Budget Estimate includes $10.4M provided to the Ministry of Municipal Affairs by Further Estimates.
GFSF Balance**	$1,634.0	$3,143.6	$1,509.6
** 2008-09 opening balance = $1,634.0 million.

The GFSF balance is forecast to be $3.1 billion at the end of 2008-09, reflecting the opening balance of $1.6 billion being increased by $1.5 billion, or 50 per cent of the forecast pre-transfer surplus.

Government total debt is forecast to be $4.7 billion, a decrease of $2.2 billion from budget.

Crown corporation total debt is forecast to be $3.9 billion – an increase of $0.5 billion from budget.

Including Crown corporation total debt, GRF total debt is forecast to be $8.6 billion – a decrease of $1.7 billion from budget.

2   1st Quarter Financial Report/ GRF Update

REVENUE UPDATE

At the first quarter, GRF revenue is forecast to increase $3.1 billion from the 2008-09 Budget Estimate almost entirely due to substantial increases in non-renewable resource revenue as a result of much higher prices.

Revenue Reconciliation
(millions of dollars)

Budget Estimate	$ 9,366.5
Own-Source Revenue Changes
Potash	+1,007.2
Crown Land Sales	+799.7
Oil	+745.2
Sales Tax	+107.5
Natural Gas	+65.6
Interest	+58.9
Other net changes	+6.8
Total Own-Source Change	+2,790.9

Total Federal Transfer Change	+306.0

Total Change	+3,096.9

1st Quarter Forecast	$ 12,463.4

Total non-renewable resource revenue is up $2.6 billion, including revenue from potash ($1.0 billion), Crown land sales ($0.8 billion), oil ($0.7 billion), and natural gas ($65.6 million). Other non-renewable resource revenue is forecast to be $42.2 million lower.

Potash, Crown land sales and oil forecast details can be found in the Appendix.

Tax revenue is up $136.0 million, including increases in Sales Tax ($107.5 million), Corporation Capital Tax ($20.0 million from the resource surcharge component) and Tobacco Tax ($8.5 million) as the result of continued strength in the Saskatchewan economy.

Transfers from Crown entities are $18.1 million higher, while other own-source revenue is $61.3 million higher primarily due to increased interest earnings.

Federal transfers are forecast to increase $306.0 million, largely reflecting four federal trust funds, including the Carbon Capture and Storage Demonstration Trust ($240.0 million), Community Development Trust ($36.4 million), Public Transit Capital 2008 Trust ($14.9 million), and the Police Officers Recruitment Trust ($11.7 million).

Fiscal-year Non-renewable Resource Forecast Assumptions
		Budget	1st Quarter
Crown Land Sales	Oil and Natural Gas Rights ($ millions)	192.5	992.2
	WTI Oil Price (US$ per barrel)	82.36	119.78
Oil	Exchange Rate (US cents)	99.45	99.56
	Production (million barrels)	156.6	156.6
Natural	Fieldgate Price (C$ per gigajoule)	6.55	9.35
Gas	Production (billion cubic feet)	240.4	235.1
Potash
Average Price (per K20 tonne)
Production (million tonnes)

335.28
11.17

718.48
11.39

1st Quarter Financial Report/ GRF Update   3

EXPENSE UPDATE

At the first quarter, provincial total expense is forecast to be up $327.4 million from the 2008-09 Budget Estimate.

Expense Reconciliation
(millions of dollars)

Budget Estimate	$ 9,116.9
Expense Changes
Carbon Capture Trust transfer
to CIC	+240.0
Health	+70.0
Agriculture	+22.6
First Nations and Métis Relations	+13.0
Other	+6.8
Operating Expense Change	+352.4
Debt Servicing	-25.0
Total Change	+327.4

1st Quarter Forecast	$ 9,444.3

Operating expense is forecast to be up $352.4 million from budget, reflecting:

•	a transfer of $240.0 million to Crown Investments Corporation of Saskatchewan (CIC) for federal carbon capture funding;

•	$70.0 million in Health due to increased funding for regional health authorities for a recent settlement with nurses;

•	$22.6 million in Agriculture primarily related to an increase in projected Crop Insurance premiums due to an increase in acres covered, shift towards higher value crops and an increase in the average coverage level;

•	$13.0 million in First Nations and Métis Relations primarily related to higher transfers to gaming trusts due to increased gaming revenue.

All other increases in the operating expense forecast total $6.8 million. The two largest changes are:

•	$4.3 million in Corrections, Public Safety and Policing primarily due to increases for claims under the Provincial Disaster Assistance Program, adult corrections inmate count management and higher Information Technology Office (ITO) costs; and,

•	$1.4 million in Enterprise and Innovation due to project funding for Hydrogen Technologies Corp which was not incurred in 2007-08.

Servicing government debt is forecast to be $25.0 million under budget mainly due to reduced in-year borrowing requirements.

4   1st Quarter Financial Report/ GRF Update

DEBT UPDATE

The GRF borrows for government and Crown corporations. Total debt is composed of gross debt less sinking funds plus guaranteed debt.

Government total debt is forecast to be $4.7 billion – a decrease of $2.2 billion from 2007-08.

Government Total Debt
Reconciliation
(millions of dollars)

2007-08 Actual	$ 6,848.7
2007-08 surplus	-641.4
Budgeted 2008-09 surplus	-250.0
Increase in 2008-09 surplus	-1,259.6
Total Change	-2,151.0

2008-09 1st Quarter Forecast	$ 4,697.7

The decrease reflects applying the $641.4 million surplus from 2007-08 to debt reduction, plus the $250.0 million debt reduction commitment from the 2008-09 budget, plus $1,259.6 million in debt reduction from the increase in the 2008-09 surplus from budget.

The 2008-09 Budget estimated a $207.2 million reduction in government total debt.

The first quarter forecast thus represents an improvement of over $1.9 billion relative to the budget estimate, largely reflecting the application of the 2007-08 surplus and the increase in the 2008-09 surplus to government debt reduction.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation total debt is forecast to be $3.9 billion – an increase of $492.8 million from 2007-08.

At the first quarter of 2008-09, GRF total debt, including Crown corporation debt, is forecast to be $8.6 billion – a decrease of $1.7 billion from 2007-08.

Total Debt Summary
		2008-09	Change from
	2007-08	1st Quarter	2007-08
As at March 31	Actual	Forecast	Actual
	(millions of dollars)
Crown Corporation Total Debt	$3,395.2	$3,888.0	$492.8
Government Total Debt	6,848.7	4,697.7	(2,151.0)
Total Debt	$10,243.9	$8,585.7	$(1,658.2)

1st Quarter Financial Report/ GRF Update   5

2008-09 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Revenue
	Budget	1st Quarter	Change from
	Estimate	Forecast	Budget
	(thousands of dollars)

Corporation Capital	$444,100	$464,100	$20,000
Corporation Income	616,500	616,500	--
Fuel	413,300	413,300	--
Individual Income	1,932,000	1,932,000	--
Sales	979,800	1,087,300	107,500
Tobacco	183,800	192,300	8,500
Other	109,500	109,500	--
Taxes	$4,679,000	$4,815,000	$136,000
Crown Land Sales	$192,500	$992,200	$799,700
Natural Gas	118,000	183,600	65,600
Oil	1,054,600	1,799,800	745,200
Potash	352,600	1,359,800	1,007,200
Other	189,200	147,000	(42,200)
Non-Renewable Resources	$1,906,900	$4,482,400	$2,575,500
Crown Investments Corporation of Saskatchewan	$185,000	$185,000	$--
- Special Dividend	365,000	365,000	--
Saskatchewan Liquor and Gaming Authority	383,600	401,700	18,100
Other Enterprises and Funds	34,800	34,800	--
Transfers from Crown Entities	$968,400	$986,500	$18,100
Fines, Forfeits and Penalties	$10,200	$10,200	$--
Interest, Premium, Discount and Exchange	92,400	151,300	58,900
Motor Vehicle Fees	141,500	141,500	--
Other Licences and Permits	34,700	34,700	--
Sales, Services and Service Fees	91,100	93,500	2,400
Transfers from Other Governments	16,800	16,800	--
Other	40,000	40,000	--
Other Revenue	$426,700	$488,000	$61,300
Own-Source Revenue	$7,981,000	$10,771,900	$2,790,900
Canada Health Transfer	$810,900	$810,900	$--
Canada Social Transfer	335,000	335,000	--
Other	239,600	545,600	306,000
Transfers from the Government of Canada	$1,385,500	$1,691,500	$306,000
Revenue	$9,366,500	$12,463,400	$3,096,900

6   1st Quarter Financial Report/ GRF Update

2008-09 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Expense
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Executive Branch of Government
Advanced Education, Employment and Labour	$761,014	$761,014	$--
Agriculture	302,805	325,365	22,560
Corrections, Public Safety and Policing	291,878	296,145	4,267
Education	992,231	992,881	650
- Teachers' Pensions and Benefits	194,083	194,083	--
Energy and Resources	38,551	38,551	--
Enterprise and Innovation	60,131	61,525	1,394
Environment	186,167	186,167	--
Executive Council	8,716	8,716	--
Finance	44,256	44,256	--
- Public Service Pensions and Benefits	254,278	254,278	--
First Nations and Métis Relations	70,336	83,363	13,027
Government Services	13,450	13,450	--
Health	3,745,333	3,815,333	70,000
Highways and Infrastructure	372,090	372,090	--
Information Technology Office	5,401	5,401	--
Intergovernmental Affairs	3,538	3,538	--
Justice and Attorney General	129,542	129,542	--
Municipal Affairs *	251,220	251,220	--
Office of the Provincial Secretary	4,153	4,153	--
Public Service Commission	36,621	36,621	--
Saskatchewan Research Council	12,082	12,082	--
Social Services	631,446	631,446	--
Tourism, Parks, Culture and Sport	136,858	136,858	--
CIC Transfer for Carbon Capture Trust	--	240,000	240,000
Legislative Branch of Government
Chief Electoral Officer	1,071	1,295	224
Children's Advocate	1,531	1,531	--
Conflict of Interest Commissioner	151	151	--
Information and Privacy Commissioner	822	822	--
Legislative Assembly	22,931	23,174	243
Ombudsman	2,068	2,075	7
Provincial Auditor	7,126	7,126	--

Operating Expense *	$8,581,880	$8,934,252	$352,372
Debt Servicing	535,000	510,000	(25,000)
Expense *	$9,116,880	$9,444,252	$327,372
* Budget Estimate includes $10.4M provided to the Ministry of Municipal Affairs by Further Estimates.

1st Quarter Financial Report/ GRF Update   7

2008-09 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Debt As at March 31
	2007-08 Actual	2008-09 1st Quarter Forecast	Change from 2007-08 Actual
	(thousands of dollars)
Crown Corporation Public Debt
Information Services Corporation of Saskatchewan	$13,547	$13,547	$--
Investment Saskatchewan Inc.	3,919	--	(3,919)
Municipal Financing Corporation of Saskatchewan	25,764	62,976	37,212
Saskatchewan Crop Insurance Corporation	72,158	19,392	(52,766)
Saskatchewan Housing Corporation	34,075	33,001	(1,074)
Saskatchewan Opportunities Corporation	31,844	54,128	22,284
Saskatchewan Power Corporation	2,173,311	2,521,383	348,072
Saskatchewan Telecommunications Holding Corporation	289,698	359,755	70,057
Saskatchewan Water Corporation	40,118	50,318	10,200
SaskEnergy Incorporated	709,894	772,652	62,758
Crown Corporation Public Debt	$3,394,328	$3,887,152	$492,824
Government Public Debt	6,824,323	4,652,384	(2,171,939)
Public Debt	$10,218,651	$8,539,536	$(1,679,115)
Guaranteed Debt	25,227	46,139	20,912
Total Debt	$10,243,878	$8,585,675	$(1,658,203)
Crown Corporation Gross Debt	$3,759,538	$4,269,781	$510,243
Crown Corporation Sinking Funds	(365,210)	(382,629)	(17,419)
	$3,394,328	$3,887,152	$492,824
Crown Corporation Guaranteed Debt	862	821	(41)
Crown Corporation Total Debt	$3,395,190	$3,887,973	$492,783
Government Gross Debt	$7,818,371	$7,368,239	$(450,132)
Government Sinking Funds	(994,048)	(2,715,855)	(1,721,807)
	$6,824,323	$4,652,384	$(2,171,939)
Government Guaranteed Debt	24,365	45,318	20,953
Government Total Debt	$6,848,688	$4,697,702	$(2,150,986)
Total Debt	$10,243,878	$8,585,675	$(1,658,203)

8   1st Quarter Financial Report/ GRF Update

1st Quarter Financial Report
Appendix — Updates to the Non-Renewable Resource Forecast

POTASH

The potash revenue forecast has increased from $352.6 million to $1.36 billion, an increase of $1.0 billion since the 2008-09 Budget.

The 2008-09 Budget forecast for potash revenue was based on a price assumption of $331.60 per K2O tonne in 2008, a 17 per cent increase over 2007 levels. A further four per cent increase in average prices was anticipated in 2009.

However, tight supply conditions and strong global demand for potash have allowed potash producers to dramatically increase prices much more than previously forecast. Strong demand for potash, used in fertilizer, is related to high crop prices.

There are many factors behind the recent increase in global crop prices, including population growth, rising input costs and adverse weather conditions in the past few years in some major grain and oilseed producing areas.

The US Department of Agriculture estimates that global grain and oilseed consumption exceeded production in seven of the past eight years. As a result, current levels of global grain inventories are very low and the world began to experience significant food inflation in 2008.

And while the US economy is mired in a slowdown, world economic growth continues, especially in the developing world. This has resulted in millions more people around the world consuming more nutritious diets, including meat. Increasing amounts of feed grains are required for animal feedstock to increase global meat production.

In addition, soaring oil prices and the desire to find alternatives to petroleum have quickened the pace of biofuels production, leading to higher demand for grains and oilseeds as inputs.

These market fundamentals are pushing prices for wheat, corn, oilseeds and other crops to record or near-record levels, providing farmers with the incentive to use increasing amounts of fertilizer in an attempt to increase planted acreage and achieve higher yields. Fertilizer, of which potash is a key ingredient, is in high demand.

Against this backdrop, global demand for potash has increased substantially in 2008 without a corresponding increase in supply. There is little excess inventory available throughout the world, nor is there the ability to significantly increase potash production in a short-time frame.

As a result, Saskatchewan potash producers were able to negotiate a US$400 price per KCl tonne increase with China in April. Customers in India

1st Quarter Financial Report/ GRF Update   9

agreed to a similar price increase. Domestic prices have followed this upward trend

Since the spring, Saskatchewan and other global producers have announced further price increases. Most recently, Saskatchewan sales into the Asian market for delivery in the fourth quarter of 2008 were negotiated at approximately US$1,000 per tonne. All new sales are expected to be at these higher levels.

The potash price forecast has increased dramatically since budget. The 2008 average price for royalty purposes is forecast to average $636.30 per K20 tonne, nearly double the price anticipated in the budget. Prices in 2009 are forecast to average $965.00 per tonne, nearly triple the previous assumption.

On a fiscal-year basis, these price assumptions result in a 2008-09 average price of $718.48 per tonne, compared to a budget assumption of $335.28. This price increase accounts for nearly all of the increase in the current potash revenue forecast.

CROWN LAND SALES

The sale of Crown petroleum and natural gas rights (Crown land sales) in 2008-09 got off to a record start in April when the first land sale of the fiscal year generated $265.7 million, the largest single sale ever. The revenue from this sale surpassed the $192.5 million forecast for the entire year.

In June, the second sale of the fiscal year netted $142.5 million, bringing the year-to-date total to $408.2 million, nearly the same amount received in all of 2007-08.

It is clear that industry interest in Saskatchewan’s oil and gas resources is growing. The Bakken light oil formation in the southeast is currently seen as one of the hottest oil plays in North America given the estimated size of its reserves and the high quality of oil found in the region. The Shaunavon oil play in southwest Saskatchewan is also becoming more attractive given recent technological advances and high prices. The rush by industry to establish land positions in these areas, and others, has resulted in record prices being paid for land.

However, forecasting Crown land sales revenue is complicated by volatility in oil prices and recent land sales history. Revenue from individual sales over the past five years has ranged from a low of $7.1 million in 2004 to a high of $197.2 million in 2007. Historically, periods of increased bidding activity have been followed by fall-offs.

10   1st Quarter Financial Report/ GRF Update

The increase in Crown land sales since the early 2000s has largely been the result of higher prices paid per hectare of land. In 2007-08, the average price per hectare grew to $1,034 per hectare, nearly five times the average amount paid since 2000-01.

Despite records in 2007-08 for a single sale, total sales in a fiscal year, and prices per hectare, the forecast for 2008-09 assumed that prices paid per hectare would return to more moderate levels as industry refocused their capital spending on drilling and exploration. However, the average price paid per hectare in the April land sale was $2,725. This moderated to $1,293 in the June sale, but it is clear that industry interest is still high in Saskatchewan’s energy sector. The forecast for Crown land sales revenue has been increased to $992.2 million at first quarter, nearly $800 million higher than the 2008-09 Budget forecast. In addition to the $408.2 million already collected from the first two sales of the fiscal year, the forecast assumes that each of the next four land sales will generate an average of $146 million.

OIL

The oil revenue forecast has increased from $1.05 billion to $1.80 billion in the first quarter forecast. The increase is primarily due to much higher prices.

The fiscal-year West Texas Intermediate (WTI) oil price assumption used in the 2008-09 Budget was US$82.36 per barrel, consistent with private sector forecasts available at the time. But since the 2008-09 Budget was delivered, the price of a barrel of WTI oil has increased dramatically to levels not widely anticipated by governments or the private sector in early 2008.

Factors contributing to the recent large increase in oil prices include a weak US dollar, growing demand from the developing world, concerns over limited excess supply in the event of market disruptions, geo-political tensions, continued instability in some of the world’s most important oil-producing regions and market speculation.

While oil prices are currently double what they were one year ago, it’s important to note that oil prices, like all commodities, are volatile. Historically, periods of rising prices have been followed by downturns.

1st Quarter Financial Report/ GRF Update   11

Most recently, price corrections took place in late 2004 and late 2006, albeit the downturns were short-lived.

Over the April to June period, WTI oil averaged almost US$124 per barrel. The recent run-up in prices that began in January 2007 has continued almost without interruption, reaching US$145 in mid-July. However, WTI prices in 2008 continue to be volatile, as evidenced by the US$21 per barrel decrease over seven days in late-July.

Against this backdrop, the first quarter forecast incorporates a fiscal-year average WTI price of US$119.78 per barrel. This price is US$37.42 per barrel, or 45 per cent, higher than at budget and assumes that oil will average US$118 per barrel over the remaining nine months of the fiscal year, consistent with recent private sector price forecasts.

Historically, WTI oil prices and provincial oil revenue have tended to move in the same direction, though not by the same proportion. It is important to note that WTI oil is a high-quality, light sweet crude oil. While its price serves as a benchmark in North America, and is used an input to the oil revenue forecast, the price received by Saskatchewan producers is much less due to many factors, including the fact that the majority of oil produced in Saskatchewan is of lower quality and, therefore, commands a lower market price.

In addition, oil royalties are dependent on many factors other than prices, including exchange rates, production levels, age of the producing well, transportation costs and ownership of the mineral rights. However, increases in the WTI oil price generally lead to higher GRF oil revenue, all else equal.

12   1st Quarter Financial Report/ GRF Update